Exhibit 99.1

Funtalk China Holdings Limited Announces Change to its Board of Directors

BEIJING, June 1 /PRNewswire-Asia-FirstCall/ – Funtalk China Holdings Limited (the “Company” or “Funtalk”) (Nasdaq: FTLK - News) today announced that Mr. Kitae Lee has stepped down from his position as a member of the Company’s Board of Directors, effective immediately, for personal reasons.  Mr. Lee has served on the Board since May 2010.

Mr. Lee will serve as a consultant to the Company going forward.  There will be no replacement for his position at this time, bringing the total number of Board directors to eight.

Mr. Fei Dongping, chief executive officer of Funtalk, commented, “On behalf of the Board, we want to thank Kitae for his invaluable advice and service to the Company.  We are greatly pleased that he will maintain a role as a consultant to our Company and are confident that, with his recognized expertise in the mobile phone industry, he will continue to provide us with valuable insight and guidance as we continue to expand our operations.”

About Funtalk China Holdings Limited

The Company is a retailer and distributor of wireless communications devices, accessories and content in China. The Company enjoys a national network of branch offices and distribution centers servicing approximately 9,500 retail outlets in over 350 cities across 30 Chinese provinces, a network of mobile phone retail chains with a total of 542 mobile phone retail stores, and an internet retailing platform (http://www.dongdianwang.com) to complement the Company’s retail operations.  More information about the Company can be found at http://www.funtalk.cn

For more information, please contact:

Bill Zima
ICR Inc. (US)
Phone: +1-203-682-8200
Email: bill.zima@icrinc.com

Francis Kwok Cheong Wan
Funtalk China Ltd. (China)
Senior Vice President
Phone:   +86-10-5852-8027
Email: franciswan@funtalk.cn

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